October 9, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Gryphon Gold Corporation
Form 10-K for Fiscal Year Ended March 31, 2012
Filed June 29, 2012
File No. 333-127635

Ladies and Gentlemen:

On behalf of Gryphon Gold Corporation (the “Company”), I am responding to the Commission staff’s comments with respect to the above referenced filing. In responding to the staff’s comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Commission staff has any questions or concerns regarding this correspondence, please feel free to contact the undersigned at 604.261.2229, or the Company’s counsel at Faegre Baker Daniels LLP—Jeffery Sherman at (303) 607-3649 or James Crowe at (303) 607-3710.

By: /s/ Lisanna Lewis
Name: Lisanna Lewis
Title: Vice President

Office Locations:
Carson City:	Field Office:	Site Office:
611 N Nevada St	PO Box 1687	12 Miles SW on Lucky Boy Pass Road
Carson City, NV 89703	420 3rd Street, Suite B	Hawthorne, NV 89415
Hawthorne, NV 89415